PHONE: (202) 467-0920 FAX: (202) 318-4486 E-MAIL ADDRESS: ncarr@bvcpc.com INTERNET ADDRESS: www.bvcpc.com	BABIRAK, VANGELLOW & CARR, P.C. ATTORNEYS AND COUNSELORS AT LAW 1920 L Street, N.W. Suite 525 Washington, D.C. 20036	Offices Also Located In: Maryland Virginia London, England

September 30, 2005

Mr. Stephen G. Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Room 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:

Guardian Technologies International, Inc.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Form 10-KSB/A for Fiscal Year Ended December 31, 2004

Form 10-Q for Fiscal Quarters Ended March 31 and June 30, 2005

Form 8-K Filed March 31 and May 23, 2005

(File No. 000-28238)

Dear Mr. Krikorian:

On behalf of our client, Guardian Technologies International, Inc., a Delaware corporation (the “Company”), we hereby acknowledge receipt of your letter of comment, dated September 16, 2005,  regarding the above referenced filings (“letter of comment”).  Your letter of comment requests the Company to amend its filings and respond to the comments within ten business days or tell you when the Company expects to provide a response.  Please be advised that the Company expects that it will be able to provide a response to the staff’s comments on or by October 14, 2005.  Accordingly, on behalf of our client, we hereby respectfully request an extension of the time period required to respond to the staff’s comment until October 14, 2005.

If you have any question regarding the foregoing, please do not hesitate to contact the undersigned at (202) 467-0916.

Respectfully submitted,

/s/Neil R. E. Carr

Neil R. E. Carr